UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ Nº. 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 212th FISCAL COUNCIL’S MEETING OF TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 14th, 2022.

1.               DATE, TIME, AND VENUE: On December 14, 2022, at 10:00 a.m., held remotely as provided for in Article 17, sole paragraph of the Internal Rules of the Fiscal Council (“Rules”) of Telefônica Brasil S.A. (“Company”).

2.           CALL NOTICE AND ATTENDANCE: The call was made in accordance with the Company’s Bylaws. The entire Fiscal Council of the Company (“Fiscal Council”) was present, who subscribe these minutes, establishing, therefore, quorum. The Director of Corporate and Business Affairs, Mrs. Nathalia Pereira Leite, also attended the meeting as Secretary.

3.           AGENDA AND RESOLUTION: Was presented at the meeting the proposal for the incorporation, by the Company, of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (“Garliava”), a company currently wholly owned by the Company (“Incorporation”).

It was also informed that through the Incorporation, what is intended is the simplification of the Company’s corporate structure, the elimination of the overlapping of authorizations for exploitation of the SMP service, the standardization of the services provided by the companies involved, and also the concentration of activities related to the provision of personal mobile telecommunications services in a single entity, the Company, as of the Effective Date (as defined below), as well as the consequent optimization of administrative and operating costs.

It is registered that the Incorporation depends on obtaining prior consent from ANATEL and the completion of operational procedures related to systemic parameterization. In view of this, the effectiveness of the meeting resolution will be conditioned to the resolution of the Board of Directors, in a meeting to be held especially for this purpose, to verify the occurrence of the referred conditions, when then, the Incorporation will become effective (“Effective Date”).

Next, the documents related to the proposed Incorporation were submitted for analysis and appreciation by the Council Members, namely:

(i) the valuation report of Garliava's shareholders' equity, appraised based on its book value on October 31, 2022 at R$ 84,165,098.62 (eighty-four million, one hundred sixty-five thousand, ninety-eight reais and sixty-two cents), prepared by the specialized valuation company PriceWaterhouseCoopers Auditores Independentes Ltda., registered with the CNPJ under Nº. 61.562.112/0001-20, for the purposes of the Incorporation (“Appraisal Report”); and

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ Nº. 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 212th FISCAL COUNCIL’S MEETING OF TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 14th, 2022.

(ii) the draft of the Incorporation Justification Protocol and Instrument, to be signed by the management of both Garliava and the Company, having as purpose the Incorporation (“Incorporation Protocol”).

Taking into account the clarifications provided during the meeting, as well as the documents analyzed, the members of the Fiscal Council, unanimously, gave a favorable opinion to the Incorporation proposal, as well as expressed their understanding that the terms of the Incorporation Protocol, whose draft was presented to them, in its entirety, with all its conditions, as well as that the other documents presented, comply with the applicable legal provisions, for which they opine, unanimously, in favor of its approval, without reservations, by the Extraordinary General Meeting of the Company's shareholders that comes to be carried out for this purpose pursuant to Law Nº. 6.404/76, as amended, and CVM Resolution 78/22.

4.       CLOSING: There being no further matters to discuss, the meeting was adjourned, and these minutes were drawn up. São Paulo, December 14, 2022.

Gabriela Soares Pedercini Fiscal Council Member	Cremênio Medola Netto Fiscal Council Member

Charles Edwards Allen Fiscal Council Member	Nathalia Pereira Leite Meeting Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 16, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director